UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

William J. Weber President and Chief Executive Officer The KEYW Holding Corporation 7740 Milestone Parkway, Suite 400 Hanover, MD 21076 (443) 733-1600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703)-720-8600	Philip Luci, Jr., Esq. General Counsel The KEYW Holding Corporation 7740 Milestone Parkway, Suite 400 Hanover, Maryland 21076

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,990,000.00	$200.55

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 716,168 shares of Common Stock of The KEYW Holding Corporation having an aggregate value of $1.99 million as of June 13, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $200.55	Filing Party: The KEYW Holding Corporation

Form or Registration No.: Schedule TO-I	Date Filed: June 15, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements that certain Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed with the Securities and Exchange Commission on June 15, 2016, as previously amended on June 24, 2016 (“Amendment No. 1”), relating to an offer by The KEYW Holding Corporation, a Maryland corporation (the “Company”) to certain Eligible Employees of the Company who hold certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, to exchange such Eligible Options for restricted stock units (the “Exchange Program”), on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Restricted Stock Units, dated June 15, 2016 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as supplemented by that certain Supplement to Offer to Exchange, dated June 24, 2016, filed as Exhibit (a)(1)(a)(K) to Amendment No. 1. Only those items amended are reported in this Amendment No. 2.

This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the Exchange Program. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO, as amended and supplemented by Amendment No. 1, remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1. All capitalized terms used but not defined in this Amendment No. 2 have the same meanings as in the Offer to Exchange.

Item 4.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended to add the following information:

“The Exchange Offer expired on July 14, 2016 at 5:00 p.m., Eastern Time. Pursuant to the Exchange Offer, a total of 170 Eligible Employees participated in the Exchange Program. Pursuant to the terms and conditions of the Exchange Program, the Company accepted for exchange Eligible Options to purchase 390,570 shares of the Company’s common stock, representing approximately 54.54% of the total shares of common stock underlying the Eligible Options. All surrendered options were cancelled, and immediately thereafter, the Company granted a total of 130,265 RSUs in exchange therefor, pursuant to the terms of the Exchange Program and The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan. One share of the Company’s common stock is issuable upon the vesting of each RSU.”

  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KEYW HOLDING CORPORATION

/s/ Philip Luci, Jr.

Name:	Philip Luci, Jr.
Title:	General Counsel
Date:	July 15, 2016

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016.
(a)(1)(B)*	Launch Announcement.
(a)(1)(C)*	Election Form.
(a)(1)(D)*	Form of Confirmation E-mail.
(a)(1)(E)*	Form of Reminder E-mail.
(a)(1)(F)*	Form of Final Reminder E-mail.
(a)(1)(G)*	Form of Expiration Notice.
(a)(1)(H)*	Screenshots from Offer Website.
(a)(1)(I)*	Employee Presentation.
(a)(1)(J)*	Employee FAQS, incorporated herein by reference to pages 1 through 14 of Exhibit (a)(1)(A) to Schedule TO.
(a)(1)(K)**	Supplement to Offer to Exchange, dated June 24, 2016.
(a)(1)(L)**	Revised Employee FAQ’s, dated June 24, 2016.
(b)	Not applicable.
(d)(1)	The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.5 from Registration Statement on Form S-1, as amended (File No. 333-16768).
(d)(2)	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.6 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(3)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.7 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(4)	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.8 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(5)	The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Annex A to Registrant's Definitive Proxy Statement on Schedule 14A filed July 10, 2015.
(d)(6)	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.28 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(7)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.29 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(8)	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.30 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on June 15, 2016, File No. 005-85881.

** Previously filed as an exhibit to the Schedule TO-I/A filed with the Securities and Exchange Commission on June 24, 2016, File No. 005-85881.